Exhibit 99.1

Stockholm, Sweden	July 24, 2020

Calliditas reorganizes its management team

Calliditas Therapeutics AB (publ) (“Calliditas”) today announced that it has reorganized its management team.

From today, the company’s management team will consist of:

Renée Aguiar-Lucander, CEO

Fredrik Johansson, CFO

Dr Richard Philipson, CMO

Frank Bringstrup, Vice President Regulatory Affairs

Andrew Udell, Head of North America, Commercial

Katayoun Welin-Berger, Vice President Operations

“Calliditas will continue to build and benefit from a broad and highly competent senior team which operates in an integrated manner. As the company has grown there is now need for a smaller and more focused executive group to support this structure and continue to leverage this cross functional expertise.”, said CEO Renée Aguiar-Lucander.

Due to the growing number of employees in the US, Andrew Udell has been appointed as Head of North America, Commercial and will be responsible for implementation and execution of medical affairs, market access, as well as sales and marketing in the US.

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Tel.: +46 722 52 10 06, email: renee.lucander@calliditas.com

Mikael Widell, Head of Communications and IR

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on July 24, 2020 at 8:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.